WILLIAM D. FREEDMAN 212.704.6193 telephone 212.704.5935 facsimile william.freedman@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com

May 2, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	dELiA*s, Inc.

Registration Statement on Form S-3

Filed March 17, 2014

File No. 333-194623

Dear Ms. Ransom:

On behalf of dELiA*s, Inc., a Delaware corporation (the “Company”), we have electronically transmitted the following: (1) this letter, and (2) Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”). We have also sent to you by Federal Express courtesy copies of the following: (i) this letter, and (ii) a clean copy of Amendment No. 1, as well as a copy which has been marked to show changes from the Company’s Registration Statement on Form S-3 (File No. 333-194623) (the “Registration Statement”), filed by the Company on March 17, 2014.

Set forth below are the Company’s responses to the comments raised in the April 14, 2014 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we have provided each of the Staff’s comments followed by the Company’s responses.

All responses provided in this letter are based solely on information provided by the Company.

ATLANTA   BEIJING   CHICAGO   HONG KONG   NEW YORK   NORFOLK   ORANGE COUNTY   PORTLAND

RALEIGH   RICHMOND   SAN DIEGO   SHANGHAI   TYSONS CORNER   VIRGINIA BEACH   WASHINGTON, DC

Securities and Exchange Commission

May 2, 2014

General

1. It appears that you are registering for resale shares of your common stock underlying shares of Series B convertible preferred stock that are not currently outstanding. In this regard, we note your disclosure in Note 1 to the registration fee table that a portion of the shares registered for resale are issuable upon conversion of “$24,116,600 aggregate principal amount of the registrant’s secured convertible notes which are automatically convertible into 241,166 shares of the registrant’s series B Convertible Preferred Stock.” Please be advised that we believe it is premature to register for resale shares of your common stock underlying shares of Series B Convertible Preferred Stock that are not currently outstanding. Accordingly, please amend your registration statement to remove from registration the resale of any shares of common stock that are issuable upon conversion of shares of your Series B convertible preferred stock that are not yet outstanding. Alternatively, please provide us with your analysis as to why it is appropriate to register the resale of common stock underlying the Series B secured convertible notes that are not yet outstanding. In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.10 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website, and any applicable Instructions to Form S-3.

Response: The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that inclusion in the Registration Statement of all of the shares of the Company’s common stock issuable upon conversion of the Company’s Series B Preferred Stock (as defined below) is appropriate.

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on February 18, 2014, the Company entered into a Securities Purchase Agreement, dated as of February 18, 2014 (the “Securities Purchase Agreement”), with certain of its directors, existing stockholders and other accredited investors (the “Selling Stockholders”). Pursuant to the Securities Purchase Agreement, the Company issued and sold to the Selling Stockholders in a private placement transaction (the “Private Offering”) an aggregate of 199,834 shares of the Company’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Initial Series B Preferred Stock”), for an aggregate purchase price of $19,983,400. The Initial Series B Preferred Stock are convertible into 24,979,250 shares (“Initial Conversion Shares”) of the Company’s common stock at a fixed conversion price of $0.80 per share.

On February 18, 2014, the Company also issued and sold to the Selling Stockholders in the Private Offering an aggregate of $24,116,600 in principal amount of the Company’s Secured Convertible Notes (the “Notes”), which Notes, subject to receipt of Stockholder Approval (as defined below), are automatically convertible into 241,166 shares of the Company’s Series B Preferred Stock (the “Subsequent Series B Preferred Stock,” and together with the Initial Series B Preferred Stock, the “Series B Preferred Stock”) at a fixed conversion price of $100 per share. The Subsequent Series B Preferred Stock are convertible into 30,145,250 shares of the Company’s common stock (the “Subsequent Conversion Shares,” and together with the Initial Conversion Shares, the “Conversion Shares”) also at a fixed conversion price of $0.80 per share.

Securities and Exchange Commission

May 2, 2014

On February 18, 2014, the Company closed the Private Offering and received gross proceeds of $19,983,400 from the sale of the Initial Series B Preferred Stock. Since the Company did not have sufficient shares of its common stock to issue the Subsequent Conversion Shares, it agreed in the Securities Purchase Agreement to seek Stockholder Approval. The Selling Stockholders have, however, already purchased the Notes and deposited the purchase price for the Notes in an interest bearing account (the “Deposit Account”) at JPMorgan Chase Bank, N.A. Until the Company obtains Stockholder Approval, the gross proceeds from the sale of the Notes are being held in the Deposit Account and may not be used by the Company. If the Company obtains Stockholder Approval, the Notes automatically will convert into the Subsequent Series B Preferred Stock and the proceeds of the Deposit Account will be delivered to the Company. If the Company does not receive Stockholder Approval, the Notes will mature, and the proceeds in the Deposit Account will be used to repay the Notes.

As disclosed in the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 3, 2014, the Company intends to hold an annual meeting of its stockholders on June 17, 2014 (the “Annual Meeting”), at which, among other things, the Company’s stockholders will be asked to approve an amendment (the “Charter Amendment”) to the certificate of incorporation of the Company to increase the number of authorized and unissued shares of its common stock by an amount not less than the maximum number of shares of its common stock issuable upon conversion of the Series B Preferred Stock (such affirmative approval being referred to herein as the “Stockholder Approval”).

The Company has advised us it will not request acceleration of the effective date of the Registration Statement until after the Annual Meeting. If the Company does not receive Stockholder Approval, the Company has advised us it will amend the Registration Statement to remove from registration the Subsequent Conversion Shares before requesting acceleration of the effective date of the Registration Statement.

The Staff’s comment also refers to Securities Act Rules Compliance and Disclosure Interpretations Question 134.01 (“CDI 134.01”) and Question 139.10 (“CDI 134.10”). CDI 134.01 states, in relevant part, as follows:

“When the primary sale will be made in reliance upon the Section 4(2) exemption, having a registration statement for resale on file before the private offering takes place would cast doubt upon the validity of the exemption because distribution is clearly contemplated. Also, the registration of a secondary offering under such circumstances may call into question whether the offering is a genuine secondary. The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.”

Securities and Exchange Commission

May 2, 2014

We note that the Private Offering already has taken place, the Selling Stockholders already have purchased their respective shares of Series B Preferred Stock and Notes, the Initial Series B Preferred Stock and the Notes have been issued and are outstanding, and there are no conditions to their purchases within the individual or collective control or reach of the Selling Stockholders. In that regard, on February 18, 2014, the Selling Stockholders purchased a set number of shares of Initial Series B Preferred Stock and Notes at a fixed purchase price, and since the conversion prices of the Notes and the Series B Preferred Stock were agreed to on that date in the Securities Purchase Agreement (neither of the conversion prices are floating conversion rates), the Company and the Selling Stockholders know the number of shares of the Company’s common stock that are issuable as Conversion Shares, whether or not Shareholder Approval is obtained. In addition, as noted above, each Selling Stockholder has deposited its respective purchase price for the Notes in the Deposit Account (such funds will only be returned if Stockholder Approval is not obtained and the Notes mature). Each Selling Stockholder has been at market risk for its entire respective number of Conversion Shares since its acquisition of the Initial Series B Preferred Stock and the Notes on February 18, 2014.

Furthermore, while the Company understands that certain Selling Stockholders may vote the shares of the Company’s common stock that they held on the record date for determining stockholders who may vote at the Annual Meeting, none of the Selling Stockholders (or even all of them if they all voted against Stockholder Approval) has the unilateral ability to ensure that Stockholder Approval is not obtained. Upon receipt of Stockholder Approval, the Notes automatically will convert into the Subsequent Series B Preferred Stock. Furthermore, as set forth in the Securities Purchase Agreement, each Selling Stockholder agreed to vote all of the shares of the Company’s common stock held by them on the record date in favor of the Stockholder Approval. Accordingly, the Company believes there are no conditions to the issuance of the Subsequent Series B Preferred Stock or Subsequent Conversion Shares that are within a Selling Stockholder’s control, or the Selling Stockholders’ collective control, that they can cause not to be satisfied.

CDI 134.10 states, in relevant part:

“If the company satisfies the Form S-3 registrant eligibility requirements and the offering satisfies the Form’s secondary offering requirements, the company may use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities. The company may not use Rule 416 to register for resale an indeterminate number of shares resulting from operation of the conversion formula. Rule 416 does not apply by its terms in these circumstances, because the floating conversion rate is not “similar” to an anti-dilution provision. Instead, the company must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, the company must file a new registration statement to register the additional shares, assuming the selling securityholder desires to sell those additional shares. It may use Rule 462(b), if available, for this purpose.

Securities and Exchange Commission

May 2, 2014

The selling securityholder information in the registration statement, at the time of effectiveness, must include the total number of shares of common stock that each selling securityholder intends to sell (based on current market price if there is a floating conversion rate tied to market price), regardless of any contractual or other restriction on the number of securities a particular selling securityholder may own at any point in time. As the selling securityholders resell shares of common stock following conversion, the company must file prospectus supplements, as necessary, to update the disclosure of the number of shares that each selling securityholder intends to sell, reflecting prior resales. The plan of distribution in the prospectus filed as part of the registration statement must specify, in compliance with Item 508 of Regulation S-K, how each selling securityholder intends to dispose of the securities it receives on conversion.”

As noted above, the Private Offering already has taken place, the Selling Stockholders already have purchased their respective shares of Series B Preferred Stock and Notes, the Initial Series B Preferred Stock and the Notes have been issued and are outstanding, and there are no conditions to their purchases within the individual or collective control or reach of the Selling Stockholders. Accordingly the Company believes that it meets the secondary offering requirements of Form S-3. Further, the Company does not intend to register an indeterminate number of shares of the Company’s common stock from the operation of any applicable conversion formula or otherwise. As noted above, the purchase price of the Series B Preferred Stock and the Notes, the conversion price of the Notes and the conversion price of the Series B Preferred Stock into Conversion Shares (including the conversion price of the Subsequent Series B Preferred Stock into Subsequent Conversion Shares) were all agreed to at the time of the closing of the Private Offering on February 18, 2014. Subject to Stockholder Approval, the number of Subsequent Series B Preferred Stock and the number of Subsequent Conversion Shares is known. Because the Company will not request acceleration of the effective date of the Registration Statement until after the Annual Meeting, the exact number of Conversion Shares each Selling Stockholder requested to be registered for resale will be set forth in the registration statement at the time of its effectiveness.

Accordingly, for the reasons noted above, the Company respectfully submits to the Staff that the inclusion of all of the Conversion Shares in the Registration Statement is appropriate.

2. You do not appear to meet the age of financial statements requirements of Rule 808(b) of Regulation S-X. Please be advised that the Staff will not be in a position to grant any request to accelerate effectiveness of your registration statement until you file your Form 10-K for the fiscal year ended February 1, 2014. Please also update the incorporation by reference section of the prospectus accordingly.

Securities and Exchange Commission

May 2, 2014

Response. On April 17, 2014, the Company filed its Annual Report on Form 10-K for the fiscal year ended February 1, 2014 (the “Form 10-K”), which included the Company’s audited financial statements and schedule as of February 1, 2014 and February 2, 2013, and for each of the three years in the period ended February 1, 2014. Accordingly, the Registration Statement now incorporates by reference the Form 10-K and the financial statements included therein.

3. Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates, as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments, including comments regarding your eligibility to use Form S-3, after reviewing your response. Please refer to Question 612.09 of our Securities Act Rules Compliance & Disclosure Interpretations, available on our website.

Response: The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits that the proposed offering of shares of the Company’s common stock by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Background

As noted above, and as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on February 18, 2014, the Company entered into the Securities Purchase Agreement with the Selling Stockholders. Pursuant to the Securities Purchase Agreement, the Company issued and sold to the Selling Stockholders in the Private Offering the Initial Series B Preferred Stock for an aggregate purchase price of $19,983,400. The Initial Series B Preferred Stock is convertible into 24,979,250 Initial Conversion Shares at a fixed conversion price of $0.80 per share.

On February 18, 2014, the Company also issued and sold to the Selling Stockholders in the Private Offering an aggregate of $24,116,600 in principal amount of Notes. The Notes, subject to receipt of Stockholder Approval are automatically convertible into 241,166 shares of Subsequent Series B Preferred Stock at a conversion price of $100 per share. The Subsequent Series B Preferred Stock is convertible into 30,145,250 Subsequent Conversion Shares also at a fixed conversion price of $0.80 per share.

Securities and Exchange Commission

May 2, 2014

The Company agreed in the Securities Purchase Agreement to prepare and file with the Commission within 45 days of the closing of the Private Offering a registration statement covering the resale of the Conversion Shares and cause the registration statement to become effective under the Securities Act of 1933, as amended (the “Securities Act”), (i) within 120 days of the closing of the Private Offering if there is no review of the Registration Statement by the SEC, or (ii) within 150 days of the closing of the Private Offering if there is a review of the registration statement by the SEC. If the Registration Statement (a) is not filed within 45 days after the closing date of the Private Offering, (b) is not declared effective within 120 days (or 150 days, as applicable) of the closing date of the Private Offering, or (c) ceases for any reason to be effective at any time prior to the expiration of its Effectiveness Period (as defined in the Securities Purchase Agreement) for more than 20 consecutive trading days in any 12 month period, then the Company shall pay to each Selling Stockholder an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the purchase price paid by such Selling Stockholder for the Initial Series B Preferred Stock and the Notes purchased under the Securities Purchase Agreement per month until the registration statement is filed or declared effective (as applicable). The total amount of payments may not exceed, when aggregated with all such payments paid to all Selling Stockholders, 5% of the aggregate purchase price of the Initial Series B Preferred Stock and the Notes purchased pursuant to the Securities Purchase Agreement. The actual issuance of the Conversion Shares is not conditioned on the prior effectiveness of the Registration Statement or on the Selling Stockholders’ respective ability to resell any of the Conversion Shares.

As disclosed in the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 3, 2014, the Company will hold the Annual Meeting on June 17, 2014, at which, among other things, the Company’s stockholders will be asked to approve the Charter Amendment.

Rule 415 Analysis

Rule 415 under the Securities Act of 1933 generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

“a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, that:

1. The registration statement pertains only to:

i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Securities and Exchange Commission

May 2, 2014

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling securityholders in a secondary offering. In the event that the offering is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis and the selling securityholders would be unable to sell their securities at prevailing market prices, (ii) the selling securityholders may be deemed to be “underwriters” with respect to the offering, and as a result, be exposed to potential liabilities under Section 11 of the Securities Act, and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to the Selling Stockholders to effect resales of their securities. In this regard, and as noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“CDI 612.09”) which is discussed in the next paragraph, the Staff’s interpretation of Rule 415 can have a significant impact on the ability of smaller public companies such as the Company to raise capital and on the ability of a selling stockholder to effect resales of its securities.

The Staff’s comment refers to CDI 612.09, which states, in relevant part: “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, Rule 415 and Form S-3 in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415 (a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

In determining “whether an offering styled as a secondary one is really on behalf of the issuer,” the Company has reviewed the factors set forth in CDI 612.09, and based on the Company’s consideration of these factors, the Company believes that the proposed resale of the Conversion Shares by the Selling Stockholders as contemplated by the Registration Statement should be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Each of these factors is discussed below.

How Long the Selling Shareholders Have Held the Shares

All of the Conversion Shares being registered for resale under the Registration Statement were issued and sold pursuant to the Securities Purchase Agreement in which each Selling Stockholder made specific representations to the Company that such Selling Stockholder was acquiring the Series B Preferred Stock, the Notes and the Conversion Shares in the ordinary course of business, for such Selling Stockholder’s own account and not with a view towards, or

Securities and Exchange Commission

May 2, 2014

for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. The fact that the Conversion Shares are now being registered for resale is not evidence that the Selling Stockholders desire to effect an immediate distribution.

The Company has reviewed the Staff’s historical guidance on secondary offering registrations as set forth in the Securities Act Forms Compliance and Disclosure Interpretations Question 116.19 (“CDI 116.19”), which states, in relevant part:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

CDI 116.19 contemplates that a valid secondary offering may occur immediately following the closing of a private placement. The Company believes this concept conforms to the custom and practice in the PIPE market whereby in most PIPE transactions a registration statement is required to be filed shortly after closing (often 30 days) and declared effective shortly thereafter (often 90 to 120 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. In fact, the Company believes such concerns would be inconsistent with CDI 116.19. The Company also notes that there are many reasons why investors prefer shares registered other than to effect an immediate sale, including, but not limited to: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Company.

Securities and Exchange Commission

May 2, 2014

In addition, while the Company understands that certain Selling Stockholders may vote the shares of the Company’s common stock that they held on the record date for determining stockholders who may vote at the Annual Meeting, none of the Selling Stockholders (or even all of them if they all voted against Stockholder Approval) has the unilateral ability to ensure that Stockholder Approval is not obtained. Furthermore, as set forth in the Securities Purchase Agreement, each Selling Stockholder agreed to vote all of the shares of the Company’s common stock held by them on the record date in favor of the Charter Amendment. Accordingly, the Company believes there are no conditions to closing that are within a Selling Stockholder’s control or that a Selling Stockholder can cause not to be satisfied.

Furthermore, the Selling Stockholders have purchased a set number of shares of Initial Series B Preferred Stock and Notes (and as a result shall receive, upon receipt of Stockholder Approval, a set number of Subsequent Series B Preferred Stock and upon conversion of all shares of Series B Preferred Stock, a set number of Conversion Shares) for a fixed purchase price that is not based on the then current market price of the Company’s common stock or a fluctuating ratio that would potentially eliminate market risk and potentially cause substantial dilution to the Company’s other investors. The Selling Stockholders have already purchased the Notes and deposited the purchase price for the Notes in the Deposit Account and such funds will only be returned if Stockholder Approval is not obtained and the Notes mature.

As of the date of this letter, the Selling Stockholders have held their Initial Series B Preferred Stock and Notes since February 18, 2014. Furthermore, it is worth noting that of the 55,125,000 Conversion Shares that may be issued upon conversion of all shares of Series B Preferred Stock (i) 250,000 shares may be issued to Tracy Gardner, Chief Executive Officer and a director of the Company, who was the beneficial owner of shares of the Company’s common stock on the date the Initial Series B Preferred Stock and Notes were issued, (ii) 2,500,000 shares may be issued to Prendel, LLC (“Prendel”), a company affiliated with Michael Zimmerman, Chairman of the Board of the Company, an entity who has held more than 5% of the Company’s outstanding shares of common stock for over three years, (iii) 18,507,500 shares may be issued to entities for which Valinor Management, LLC (“Valinor”) serves as investment manager, which entities (1) purchased securities of the Company’s private placement completed in July 2013 (the “July Private Placement”), (2) have held more than 5% of the Company’s outstanding shares of common stock for over four months, and (3) have not sold any securities of the Company since it acquired securities of the Company in the July Private Placement, (iv) 4,761,905 shares may be issued to Leon G. Cooperman who purchased securities of the Company in the July Private Placement and who has not sold any securities of the Company since he acquired securities of the Company in the July Private Placement, (v) 625,000 shares may be issued to Morris Goldfarb & Arlene Goldfarb JTWROS who purchased securities of the Company in the July Private Placement and who have not sold any securities since they acquired securities of the Company in the July Private Placement, and (vi) 625,000 shares may be issued to P.A.W. Small Cap Partners, L.P. who purchased securities of the Company in the July Private Placement and who have not sold any securities since it acquired securities of the Company in

Securities and Exchange Commission

May 2, 2014

the July Private Placement. In addition, seven other Selling Stockholders also beneficially owned shares of the Company’s common stock prior to their investment under the Securities Purchase Agreement, and are increasing their investment in the Company through their respective purchases of shares of Initial Series B Preferred Stock and Notes. The Company believes the purchase of the Series B Preferred Stock, the Notes and the Conversion Shares by these prior investors who have held shares of common stock of the Company prior to the Private Offering, and in some cases for a significant period of time prior to the Private Offering, is inconsistent with notion that such investors are acquiring the Series B Preferred Stock, the Notes and the Conversion Shares with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company.

The Circumstances Under Which the Selling Stockholders Received Their Shares

The Selling Stockholders acquired Initial Series B Preferred Stock and the Notes in a private placement transaction pursuant to an exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act and, as noted above, have been at market risk for the Conversion Shares since their acquisition of the Initial Series B Preferred Stock and the Notes on February 18, 2014. As noted above, each Selling Stockholder made specific representations to the Company that such Selling Stockholder is acquiring the Series B Preferred Stock, the Notes and the Conversion Shares in the ordinary course of business for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Selling Stockholder does not have a present arrangement to effect any distribution of the Series B Preferred Stock, the Notes or the Conversion Shares to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any Selling Stockholder has any plan to act in concert to effect a distribution of its Series B Preferred Stock, the Notes or Conversion Shares. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholders have taken any actions to condition or prime the market for the potential resale of the Conversion Shares. To do so would result in a breach of the Securities Purchase Agreement by the respective Selling Stockholders.

Securities and Exchange Commission

May 2, 2014

None of the Selling Stockholders is acting on the Company’s behalf with respect to the Conversion Shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Stockholders that would control the timing, nature and amount of resales of the Conversion Shares or whether such Conversion Shares are even resold at all under the Registration Statement. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of Conversion Shares under the Registration Statement. Instead the Selling Stockholders will receive all proceeds received from resale of the Conversion Shares.

The Selling Stockholders’ Relationship to the Company.

As noted above, the Selling Stockholders are comprised of Tracy Gardner, Chief Executive Officer and a director of the Company, and Prendel, a company affiliated with Michael Zimmerman, Chairman of the Board of the Company, as well as certain existing stockholders and other accredited investors. Ms. Gardner and Prendel purchased the Initial Series B Preferred Stock and Notes in the Private Offering to demonstrate their support and confidence in the Company and its future long-term prospects, and they have no special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Two Selling Stockholders who are affiliated with Valinor and two Selling Stockholders who are affiliated with Flatbush Watermill LLC (“Flatbush”) have special contractual rights as stockholders of the Company under the Securities Purchase Agreement. Pursuant to the Securities Purchase Agreement, the Company agreed to increase the size of the board of directors of the Company by three directors to a total of eight directors. Subject to undergoing background checks, the results of which shall be reasonably and mutually acceptable to Valinor, Flatbush and the Company, and the execution and delivery to the Company of agreements, questionnaires and other documents the Company customarily requires from new nominees for the Board, the Company agreed to appoint as directors each of Seth A. Cohen and an additional individual designated by Valinor who may not be an employee of Valinor or any of its affiliates and is approved by the Chief Executive Officer of the Company (collectively, the “Valinor Directors”). Subject to the same conditions, the Company agreed to appoint as a director an individual designated by Flatbush (the “Flatbush Director”). Flatbush designated Joshua M. Schwartz as the initial Flatbush Director. Valinor will continue to have the right to nominate two (2) members to the board of directors for so long as it is permitted to do so under Rule 5640 of the Nasdaq Marketplace Rules (“Nasdaq Rule 5640”). Once Valinor’s beneficial ownership (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended), decreases to an amount that would only allow it to nominate one director under Nasdaq Rule 5640, it will only have the right to nominate one director and the second Valinor nominee is required to resign from the board of directors contemporaneously therewith. Likewise, Flatbush will continue to have the right to nominate one member to the Board only for so long as it is permitted do so under Nasdaq Rule 5640. Each of Valinor’s and Flatbush’s right to nominate directors shall cease once the beneficial ownership of Valinor or Flatbush, as the

Securities and Exchange Commission

May 2, 2014

case may be, is less than 5% and their remaining designees on the Board, as the case may be, will be required to resign contemporaneously therewith. At each meeting of the Company’s stockholders at which the election of directors is considered, the Board and the Corporate Governance and Nominating Committee of the Board have agreed, subject to certain limitations, to nominate the persons designated by Valinor and Flatbush for election to the Board. On April 2, 2014, Seth A. Cohen and Joshua M. Schwartz were appointed to the board of directors. Messrs. Cohen and Schwartz have agreed to serve on the Board without receiving any compensation from the Company.

The Staff has noted in its Securities Act Forms Compliance and Disclosure Interpretation 116.15 (“CDI 116.15”) that, in relevant part “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondary.” In that regard, and as noted above, the Company has no contractual relationship with the Selling Stockholders or any other right that would control the timing, nature and amount of resales of the Conversion Shares or whether such Conversion Shares are even resold at all under the Registration Statement, and the Company will not receive any proceeds from the sale of Conversion Shares under the Registration Statement. In fact, the Selling Stockholders paid the purchase price to the Company for the Initial Series B Preferred Stock and the Notes on February 18, 2014. Accordingly, the fact alone that certain directors are Selling Stockholders does not suggest that these Selling Stockholders are acting as alter egos of the Company. Furthermore, none of the remaining 13 Selling Stockholders have any representation on the board of directors of the Company or any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

The Amount of Shares Involved

As of April 11, 2014, the Company had 70,790,376 shares of common stock issued and outstanding and 60,046,239 shares of common stock issued and outstanding that were held by non-affiliates. The 55,125,000 shares being registered for resale under the Registration Statement, which consist of shares held by 19 separate stockholders, would have represented, if such shares were issued and outstanding as of such date, approximately 43.78% of the Company’s outstanding shares as of such date and 47.86% of the shares of common stock outstanding that were held by non-affiliates as of such date.

Pursuant to CDI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, Securities Act Rules Compliance and Disclosure Interpretation 612.12 (“CDI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that

Securities and Exchange Commission

May 2, 2014

is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” Additionally, Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“CDI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.” The Company believes that these interpretive provisions make clear that the Selling Stockholders who are registering for resale the Conversion Shares may effect a valid secondary offering of the Conversion Shares. We note in that regard that the Conversion Shares covered by the Registration Statement consist of shares held not by one large stockholder but by 19 separate stockholders.

Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of individuals and private investment funds. The Company has been advised by the Selling Stockholders that none of them are broker dealers or affiliates of broker dealers. To the Company’s knowledge, none of the Selling Stockholders are in the business of underwriting securities.

As noted above, each Selling Stockholder made specific representations to the Company that such Selling Stockholder was acquiring the Series B Preferred Stock, the Notes and the Conversion Shares in the ordinary course of business for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each Selling Stockholder has represented that such Selling Stockholder has purchased the Series B Preferred Stock, the Notes and Conversion Shares in the ordinary course for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the Series B Preferred Stock, the Notes or the Conversion Shares to or through any person or entity (italics supplied). Further, the actual issuance of the shares of the Conversion Shares covered by the Registration Statement is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the Selling Stockholders’ respective ability to resell any of the Conversion Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

Securities and Exchange Commission

May 2, 2014

Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.

Based on the foregoing analysis and under all the circumstances, the Company believes that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. In that regard, the Company believes that the Selling Stockholders have made individual investment decisions to purchase the Initial Series B Preferred Stock and the Notes. The Company is not aware of any evidence that would suggest that any of the Selling Stockholders are acting, individually or together, to effect a distribution of the Series B Preferred Stock, the Notes or the Conversion Shares.

For the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Selling Stockholders, page 31

4. Please identify all selling stockholders that are registered broker-dealers or affiliates of broker-dealers. Please note that shares being offered by a broker-dealer must identify the broker-dealer as an underwriter unless the shares were issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly.

Response: The Company has been advised by each Selling Stockholder that such Selling Stockholder is not a registered broker-dealer or an affiliate of a broker-dealer.

5. Please disclose the identities of the natural persons with voting and dispositive power over the shares owned by Cooper Creek Partners (Masters) Ltd.

Response: The Company has disclosed on page 33 of Amendment No. 1 the natural persons with voting and dispositive power over the shares owned by Cooper Creek Partners (Masters) Ltd.

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Securities and Exchange Commission

May 2, 2014

Notwithstanding the Staff’s comments, in the event the Company requests acceleration of the effective date of the pending registration statement, the Company has advised us it will furnish the Staff a letter, at the time of such request, acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 704-6193 or Joseph Walsh at (212) 704-6030, if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ William D. Freedman

William D. Freedman

cc:	Securities and Exchange Commission

Jacqueline Kaufman, Staff Attorney

Lisa Kohl, Staff Attorney

dELiA*s, Inc.

Tracy Gardner, Chief Executive Officer

David J. Dick, Senior Vice President, Chief Financial Officer and Treasurer

Ryan Schreiber, Senior Vice President, General Counsel and Secretary

Troutman Sanders LLP

Joseph Walsh, Esq.